Western Surety Company

                                   DISHONESTY BOND
                              (FOR ANY TYPE OF BUSINESS)

                                                             Bond No. 69879664

In consideration of the agreed premium, Western Surety Company, a
South Dakota corporation (the "Surety"), hereby agrees to indemnify
City Capital Corporation, 2535 PILOT KNOB RD, SUITE 118, MENDOTA
HEIGHTS MN 55120  (the "Insured''), against any loss of money or other property which the Insured shall sustain, or for which the
Insured shall incur liability to any Customer or Subscriber of the
Insured through any fraudulent or dishonest act or acts committed by any Employee or Employees of the Insured acting alone or in Collusion with others, the amount of indemnity on each of such Employees being ONE
HUNDRED THOUSAND AND NO/100THS DOLLARS (  $100,000.00  ).     THE
FOREGOING AGREEMENT IS SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS:
TERMS OF BOND:
SECTION 1. The term of this bond begins with the 30 day of March , 2005, standard time at the address of the Insured above given, and ends at 12:00 o'clock night, standard time, on the effective date of the cancellation of this bond in its entirety.
EXCLUSION:
SECTION 2. This bond does not apply to loss, or to that part of any loss, as the case may be, the proof of which, either as to its factual existence or as to its amount, is dependent upon an inventory computation or a profit and loss computation. In addition, the policy does not apply to the defense of any legal proceedings brought, against the Insured, or to fees, costs or expenses incurred or paid by the Insured in prosecuting or defending any legal proceedings whether or not such proceedings results or -would result in a loss to the Insured covered by this policy. In addition, the Company shall not be liable for any costs, fees and other expenses incurred by the Insured in establishing the existence or the amount of love covered under this policy,
DISCOVERY PERIOD:
SECTION 3. Loss is covered under this bond only (a) if sustained through any act or acts committed by any Employee of Insured while this bond is in force as to such Employee, and (b) if discovered prior to the expiration or sooner cancellation of this bond in its entirety as provided in Section 10, or from its cancellation or termination in its entirety in any other manner, whichever shall first happen.
DEFINITION OF EMPLOYEE:
SECTION 4. The word Employee o r Employees, as used in this bond, shall be deemed to mean, respectively, one or more of the natural persons (except directors or trustees of the Insured, if a corporation, who are not also officers or employees thereof in some other capacity) while in the regular service of the Insured in the ordinary course of the Insured's business during the term of this bond, and whom the Insured compensates by salary, or wages and has the right to govern and direct in the performance of such service, and who are engaged in such service within any of the States of the United States of America, or within the District of Columbia, Puerto Rico, the Virgin Islands, or elsewhere for a limited period, but not to mean brokers, factors, commission.
merchants, consignees, contractors, or other agents or representatives of the same general character.
FRAUDULENT OR DISHONEST ACT:
SECTION 5. A FRAUDULENT OR DISHONEST ACT OF AN EMPLOYEE OF THE
INSURED SHALL MEAN AN ACT WHICH IS PUNISHABLE UNDER THE CRIMINAL
CODE IN THE JURISDICTION WITHIN WHICH ACT OCCURRED, FOR WHICH SAID
EMPLOYEE IS TRIED AND CONVICTED BY A COURT OF PROPER JURISDICTION.
MERGER OR CONSOLIDATION:
SECTION 6. If any natural persons shall be taken into the regular service of the Insured. through merger or consolidation with some other concern, the Insured shall give the Surety written notice thereof and shall pay an additional premium on any increase in the number of Employees covered under this bond as a result of such merger or consolidation computed pro rata from the date of such merger or consolidation to the end of the current premium period. NON-ACCUMULATION OF LIABILITY:
SECTION 7. Regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Surety under this bond shall not be cumulative in amounts from year to year or from period to period.
Form 1432.10-2002

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR  INSURANCE:

SECTION 8. With respect to loss or losses caused by an Employee or which are chargeable to such Employee as provided in Section 5 and which occur partly under this bond and partly under other bonds or policies issued by the Surety to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss or losses thereunder are discovered, the total liability of the Surety under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried under this bond on such loss or losses or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss or losses , if the latter amount be the larger.
SALVAGE:
SECTION 9. If the Insured shall sustain any loss or losses covered by this bond which exceed the amount of coverage provided by this bond, the Insured shall be entitled to all recoveries, except from suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Surety, by whomsoever made, on account of such loss or losses under this bond until fully reimbursed, less the actual cost of effecting the same; and less the amount of the deductible carried on the Employee causing such loss or losses; and any remainder shall be applied to the reimbursement of the Surety.
CANCELLATION AS TO ANY EMPLOYEE:
SECTION 10. This bond shall be deemed cancelled as to any Employee:
(a) immediately upon discovery by the Insured, or by any partner or officer thereof not in collusion with such Employee, of any fraudulent or dishonest act on the part of such Employee; or (b) at 12:00 o'clock night, standard time, upon the effective date specified in a written notice served upon the Insured or sent by mail. Such date, if the notice be served, shall be not less than ten days after such service, or, if sent by mail, not less than fifteen days after the date of mailing The mailing by Surety of notice, as aforesaid, to the Insured at its principal office shall be sufficient proof of notice.
CANCELLATION AS T BOND IN ITS ENTIRETY:
SECTION 11. This bond shall be deemed cancelled in its entirety at 12:00 o'clock night, standard time, upon the effective date specified in a written notice served by the Insured upon the Surety or by the Surety upon the Insured, or sent by mail. Such date, if served by the Surety, shall be not less than ten days after such service, or if sent by the Surety by mail, not less than fifteen days after the date of mailing. The mailing by the Surety of notice, as aforesaid, to the Insured at its principal office shall be sufficient proof of notice. The Surety shall refund to the Insured the unearned premium computed pro rata if tbis bond be cancelled at the instance of the Surety, or at short rates if cancelled or reduced at the instance of the Insured.
PRIOR FRAUD, DISHONESTY OR CANCELLATION:
SECTION 12. No Employee, to the best of the knowledge of the Insured, or of any partner or officer thereof not in collusion with such Employee, has committed any fraudulent or dishonest act in the service of the Insured or otherwise. If prior to the issuance of this bond, any fidelity insurance In favor of the Insured or any predecessor in interest of the Insured and covering one or more of the Insured's Employees shall have been cancelled as to any of such Employees by reason of (a) the discovery of any fraudulent or dishonest act on the part of such Employees, or (b) the giving of written notice of cancellation by the insurer issuing said fidelity insurance, whether the Surety or not, and if such Employees shall not have been reinstated under the coverage of said fidelity insurance or superseding fidelity insurance, the Surety shall not be liable under this bond on account of such Employees unless the Surety shall agree in writing to include such Employees within the coverage of this bond. LOSS NOTICE - PROOF-LEGAL PROCEEDINGS:
SECTION 13. At the earliest practical moment, and at all events not later than fifteen days after discovery of any fraudulent or dishonest act on the pert of any Employees by the Insured, or by any partner or officer thereof not in collusion with such Employee, the Insured shall give the Surety written notice thereof and within four months after such discovery shall file with the Surety affirmative proof of loss, itemized and duly sworn to, and shall upon request of the Surety render every assistance, not pecuniary, to facilitate the investigation and adjustment of any loss. No suit to recover on account of loss under this bond shall be brought before the expiration of two months from the filing of proof as aforesaid on account of such loss, nor after the expiration fifteen months from the discovery as aforesaid of the fraudulent or dishonest act causing such loss. If any limitation in this bond for giving notice, filing claim or bringing suit is prohibited or made void by any law controlling the construction of this bond, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law:
PART-TIME OR TEMPORARY EMPLOYEES:
SECTION 14. The named Insured shall not at any time while this bond is in force direct any temporary or part-time Employee(s) to any subscriber's premises unless such Employees(s) is accompanied by a foreman who is in the regular employ of the Insured.

SIGNED, SEALED AND DATED.     March 30, 2005.